Celanese Europe Holding GmbH & Co. KG
Frankfurter Straßie 111, 61476 Kronberg im Taunus

Celanese AG
- Vorstand -
Attn. Dr. Andreas Pohlmann

Frankfurter Straßie 111
61476 Kronberg im Taunus

Fax:	069-305 16404

cc:	Dr. Joachim Kaffanke
Corporate Secretary
Fax:069-305 82731

Kronberg im Taunus, August 29, 2005

Instruction under the Domination Agreement concerning the mailing of the Supplement to the Mandatory Offer to all Shareholders of Celanese AG

Dear Dr. Pohlmann,
Celanese Europe Holding GmbH & Co. KG (,,CEH“) and Celanese AG (,,Celanese“) are parties to a domination and profit and loss transfer agreement which has become operative on October 1, 2004 (the “Domination Agreement”). In the Domination Agreement, Celanese agreed to submit the management of its company to the control of CEH. Pursuant to Section 308 of the German Stock Corporation Act, CEH is therefore entitled to issue instructions to the management board of Celanese.
On August 19, 2005, CEH and certain investment funds have entered into a certain Share Purchase and Transfer Agreement and Settlement Agreement pursuant to which CEH agreed, among other things, to increase the compensation of EUR 41.92 per non-
Sitz: Kronberg im Taunus, Registergericht: Amtsgericht Königstein im Taunus, HRA 2970
Geschäftsführender Gesellschafter: Celanese Europe Management GmbH,
Kronberg im Taunus, Amtsgericht Königstein im Taunus, HRB 6322, diese vertreten durch ihre Geschäftsführer Chinh E. Chu, Cornelius Geber,
Dr. Andreas Pohlmann, Dr. Lyndon Cole, Peter Jakobsmeier, Curtis S. Shaw

par value share of Celanese AG set forth in Domination Agreement by EUR 9.08 to EUR 51.00 for all outside shareholders who waive their right to conduct special award proceedings (Spruchverfahreri) and their right to the result of such proceedings by September 29, 2005 (the “Limited Offer”). The instruction below is issued in connection with the Supplement to the Mandatory Offer Document which is to be mailed to shareholders of Celanese in order to comply with applicable US securities laws.
CEH hereby exercises its rights under the Domination Agreement and requests the management board of Celanese to take the following actions:
1.
That the Supplement to the Mandatory Offer Document, as it may be amended, be mailed no later than on a date to be subsequently advised by CEH on behalf of CEH to all Celanese shareholders registered in Celanese’s share register as of a date not more than 20 days prior to the date of mailing;

2.
with respect to Celanese Shares beneficially owned by banks, brokers etc. that no later than on a date to be subsequently advised by CEH a request be made to the applicable banks, brokers etc. to determine how many copies of the Supplement to the Mandatory Offer they require, that that number be provided and that the banks, brokers etc. are instructed to forward it on to beneficial owners; and

3.	to take all other actions requested by CEH and/or its affiliates to facilitate compliance by CEH and its affiliates with the U.S. securities laws in connection with the Limited Offer.
Yours sincerely,
Curtis S. Shaw
Managing Director
- Celanese Europe Holding GmbH & Co. KG -